Filed pursuant to Rule 433
Registration Statement Nos. 333-137120, 333-137120-01, 333-137120-02, 333-137120-03,
333-137120-04, 333-137120-05, 333-137120-06, 333-137120-07 and 333-137120-08

FPL GROUP CAPITAL INC

Pricing Term Sheet

September 10, 2007

Issuer: FPL Group Capital Inc
Representatives:
Barclays Capital Inc.
Greenwich Capital Markets, Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Co-Managers:
BBVA Securities, Inc.
Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
HVB Capital Markets, Inc.
Lazard Capital Markets LLC
The Williams Capital Group, L.P.

Subordinated Debentures:
Designation:	Series D Junior Subordinated Debentures due 2067
Legal Format:	SEC Registered
Principal Amount:	$250,000,000
Date of Maturity:	September 1, 2067
Interest Rate During Fixed Rate Period:	From Settlement Date to September 1, 2017, at the annual rate of 7.30%, payable semi-annually on March 1 and September 1 of each year, beginning on March 1, 2008
Interest Rate During Floating Rate Period:
From September 1, 2017 through maturity at a floating rate based on the 3-month LIBOR Rate plus 334.75 basis points, reset quarterly, payable quarterly on March 1, June 1, September 1 and December 1 of each year, beginning December 1, 2017

Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	99.775% of the principal amount thereof
Treasury Benchmark:	4.75% due August 15, 2017
Benchmark Yield:	4.333%
Spread to Benchmark Treasury:	300 basis points
Reoffer Yield through Fixed Rate Period:	7.333%
Trade Date:	September 10, 2007
Settlement Date:	September 17, 2007
Make-Whole Call:	At any time prior to September 1, 2017 at 100% of the principal amount plus accrued and unpaid interest plus Make-Whole Premium at discount rate equal to Treasury Yield plus 50 basis points

Tax Event Call:	At any time prior to September 1, 2017 at 100% of the principal amount plus accrued and unpaid interest plus Tax Event Make-Whole Premium at discount rate equal to Treasury Yield plus 50 basis points
Rating Agency Event Call:
At any time prior to September 1, 2017 at 100% of the principal amount plus accrued and unpaid interest plus Rating Agency Event Make-Whole Premium at discount rate equal to Treasury Yield plus 50 basis points

Par Call:	At any time on and after September 1, 2017 at 100% of the principal amount plus accrued and unpaid interest
CUSIP / ISIN Number:	302570 AY 2 / US302570AY26
    Expected Credit Ratings:*
       Moody’s Investors Service Inc.:                                                                   A3 (Stable Outlook)
       Standard & Poor’s Ratings Services:                                                                    BBB+ (Stable Outlook)
           Fitch Ratings:                                                                                A- (Stable Outlook)

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663, Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071, J.P. Morgan Securities Inc. toll-free at 1-212-834-4533 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.